July 24, 2024

Narayan Prabhu
Chief Financial Officer
Reviva Pharmaceuticals Holdings, Inc.
10080 N. Wolfe Road, Suite SW3-200
Cupertino, CA 95014

       Re: Reviva Pharmaceuticals Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-38634
Dear Narayan Prabhu:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis
Research and Development Expenses, page 78

1. We note the disclosure on page 75 that you do not track research and development expenses on a project-by-project basis. However, please revise your results of operations discussion in future filings to provide other quantitative and qualitative disclosures that give more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expenses on your Statements of Operations.
 July 24, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences